American Access Technologies, Inc.

                                  ANNUAL REPORT

                           December 31, 2000 AND 1999

                             THE PRESIDENT'S MESSAGE
                                 TO SHAREHOLDERS

Success for American Access Technologies, Inc. has been a conundrum in 2001. We are a good, solid, debt-free company with adequate working capital and a patented product but, until now, that product has had limited acceptance in the marketplace.

I promise you, we have studied this puzzle, and we are working toward solving it.

Over the past two years, we had to learn how to sell our unique products when they were not widely accepted by the telecommunications industry. From the beginning, we believed that our zone cabling cabinets would find their niche and prove to be a viable alternative to traditional home run cabling methods. Meanwhile, we planned that American Access' solvency would come through our Omega sheet metal fabricating jobs. Indeed, the plant has run double shifts in recent months, and we have gained recognition for our participation in the production of chemical warfare detectors. Along the way, we began looking for a merger candidate that, combined with our strengths, would add to shareholder value.

Despite our best efforts, we made a couple of mistakes.

Our online marketing attempts have been suspended pending evaluation. The method of sales online would have penalized our longstanding distributors, and we did not want to do that. We lost money on this approach, and we apologize.

We made a good faith effort to merge with DataWorld Solutions, Inc., so we could increase our sales and expand our realm in both products offered and in our revenue stream. We had no choice but to terminate that merger after a DataWorld news release confirmed that the merger would not be in the best interest of our stockholders.

Many of you have asked why we didn't seek acquisition by a much larger company. When our management began strategizing about our future growth, we talked to many companies, large and small. And we learned that American Access at $5 million in revenues is much too small a fry to be considered for acquisition by a very large corporation. How can we become a viable candidate? By growing steadily and surely and by continuing to look for a strategic partner or a good merger candidate.

Meanwhile, the economy has been in a severe slump, and most analysts predict that it won't begin to recover until sometime next year. Our sales in 2001 have certainly suffered for it since many of our metal customers have gone out of business, and many zone cabling projects have been postponed. But we have survived what we believe to be the worst of it, and we are not giving up. As the patriarch of our management team, with 40 years experience in business, I personally have been through five or six recessions, and you should know that I will not give up. We have taken appropriate cost-cutting measures, we have money in the bank, and we intend to survive.

In October, our investment bankers, a former officer/director, a director, and employees exercised stock purchase warrants, from which the Company gained almost $2.9 million. We have already earmarked some of this working capital for expansion of our sales and marketing efforts and our in-house engineering capabilities. Not only are we focused on selling our product, but a renewed effort is being made to market our Company to potential investors.

We expect to work hard on your behalf, and to thrive in the future. The signs are becoming clearer that our new sales program and company direction will be successful. We are including in this mailing an excerpt from our sales plan. Additionally, for a comprehensive look at the cost efficiency of our products, please visit our website, www.aatk.com, and read our commissioned White Paper, or contact us for a copy.


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


Two major telecommunications network systems providers, Amp NetConnect and Panduit, have just released trade journal ads about zone cabling. We manufactured and private-labeled some of the products featured in those ads, and you will find a copy of both ads elsewhere in this report.

We believe that the moment for which you have been patiently waiting, the moment zone cabling "happens" in the marketplace, is near. We can feel it, hear it, see it. During 2001, zone cabling has been a hot topic at Building Industry Consulting Services International (BICSI) conferences, and the esteemed Telecommunications Industry Association, charged with defining and setting standards in the industry, recently convened a special panel on the subject. Also, we have been asked to join TIA, an honor we quickly accepted. Additionally, we have created our own advisory board of recognized industry professionals who can help guide us and who can share their years of acumen gained working in telecommunications. We are experiencing growing acceptance of our newest wireless enclosure, recently specified at University of Florida, and the subject of a private label agreement with a major systems provider, coordinated through our distributor, Anixter International, Inc. Hitachi's Maxcess has committed to incorporating our enclosures in its under-floor system, and we provided a key component to the Pentagon's ongoing renovation using secured access enclosures for national safety. You can read our press releases on these and other subjects by visiting our website, www.aatk.com.

We are well positioned. But of course, we need your patient support and help. When we announce a major agreement, such as with divisions of Tyco, you won't see our sales skyrocket overnight. Understand that. It takes time to take this product to market, but rest assured, we are taking it there.

Now is a good time for you to add to your position as a shareholder in AATK stock, trading on Nasdaq. As you know, the nation's stock markets, and particularly the telecommunications sector, have been hit hard by recent economic and political events. We believe the downturn is cyclical. As Abraham Lincoln's advisors wrote for him when asked for words of wisdom applicable in good times and in bad, "This too, shall pass". Invest in us by the old adage, Buy Low, Sell High. We believe our stock is undervalued, a true bargain right now, but if we have our way, it won't be for long.

We ask that our loyal shareholders, and our new friends, join us on this incredible journey we are taking toward success. We can promise you quite an adventure.

John E. Presley, President
November 21, 2001



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                                  OUR BUSINESS

American Access Technologies, Inc. manufactures patented zone cabling enclosures for the telecommunications industry, enabling businesses and government to Move, Add, and Change copper, fiber optic cabling, and wireless configurations to keep pace with changes in high-speed communications networks. Our ceiling and raised floor cabinets and our systems furniture panels can save up to 70% of the cost to reconfigure office and school data centers and networks by eliminating excessive wiring and rewiring in traditional home run arrangements.

Our wholly-owned subsidiary, Omega Metals, Inc., continues to manufacture zone cabling cabinets along with other metal fabricating jobs, ensuring quality and cost control. The ability to powder coat metals is available at our plant. We also have the ability to punch and stamp metal.

Our subsidiary AATK.com , LLC, on September 28, 2001 was administratively dissolved by the Florida Department of State. The subsidiary was created on February 2, 2000, as a joint venture with Vulcan Microsystems, Inc., and Grovegate Capital, LLC to create a Business-to-Business e-commerce portal. We owned 76%, Vulcan owned 19% and Grovegate owned 5% of the joint venture. The relationship with Vulcan ended in litigation and we ceased filing annual reports with the state in order to dissolve the subsidiary. Because we believed the concept was viable, we built our own web presence with an in-house technology team, and Zonecabling.com, Inc. was incorporated as a subsidiary on May 4, 2000. We subsequently determined that marketing our products in this manner competed with our traditional marketing methods. Currently, this subsidiary is subject to a Management with Option to Purchase Agreement with a former shareholder and officer/director, signed March 27, 2001. The agreement ends December 31, 2002.

We have expanded our proprietary line of products, and have entered into private labeling agreements with several manufacturers, for which we custom design products to their specifications, serving as an Original Equipment Manufacturer, or label our standard and modified products to suit these customers' needs. Most recently, we added a wireless solution to our line, originally developed for the University of Florida, but which has generated great interest in the commercial marketplace. In October 2001, a major solutions provider placed a substantial order for the wireless units, with expectations of future orders.

American Access has been approved as a vendor for government services contracts. As an approved vendor, we will be able to sell our products for network applications at the federal level. Through one of our private label partners, we sub-contracted to manufacture a key component in a secured telecommunications unit ordered for rush delivery by the Pentagon to be installed during renovations after the recent tragedy. We also participated as the sub-contractor in the manufacture of a chemical warfare detector used by the U.S. Army.

We were invited to join the Telecommunications Industry Association, and have committed to working on its subcommittees that study zone cabling solutions. The TIA sets telecommunications industry standards.

We also are creating an Advisory Board of accomplished professionals in the telecommunications and other related industries. Advisory board members will assist us in evaluating joint ventures, pending and future private label agreements, and possible future acquisitions and mergers. Members may also review public relations and marketing materials, make presentations, introduce the Company's zone cabling products to help establish a niche in the marketplace, suggest improvements to business procedures, and advise the Company on products, industry customs and trends.

AN EXCERPT FROM OUR SALES PLAN

The venerable Ben Franklin started it when he hoisted his kite in a rainstorm, sailing it, with key attached, closer and closer to the lightning that frazzled the night sky.

We have always sought ways to communicate rapidly over long distances by harnessing electricity. In 1838, Morse and Vail perfected the telegraph. Bell in 1876 spoke on the telephone for the first time, and two years later, Edison's phone system connected New York to Philadelphia.

Now, the electric revolution has evolved into the electronic revolution, with people demanding faster and faster connections to each other.

That's what we do...get and keep you connected through our unique and patented zone cabling products.

American Access is a telecommunications network solutions provider that manufactures patented cabinets to house and route cabling into zones. Our repertoire currently includes six above-ceiling product applications, four under-floor units and ten Etho Com units, which are incorporated into office furniture. We recently added a wireless solution, as our mission is to meet our customers' diverse needs for today's telecommunications infrastructure.

Our zone cabling cabinets allow for short runs of copper (from the zone to the work station), by using a fiber backbone from the telecommunications closet to the zone. As fiber optics become the standard, our cabinets allow easy access to the work station runs, which can be upgraded as needed, at far less cost than replacing all cable and wire normally run from the telecommunications closet to the work station. Also, when an office is regularly reconfigured, and lines must be moved, added, or changed, our products save the end-user up to 70 percent on the cost of labor and materials.

Our marketing plan envisions a distribution chain that includes forging relationships with and ultimately selling our products to:

o Systems Providers (Original Equipment Manufacturers or OEMs) that buy and sell product and specify telecommunications systems to end-users. We have signed private label agreements with companies such as Tyco, Flexspace and others. Marketing through systems providers is much like selling tires to an automobile manufacturer, ensuring that the tire is incorporated into the design of the auto at the beginning, rather than setting up shop to sell tires to auto owners who are already driving cars with tires. For us, being specified as part of a whole telecommunications system at the pre-design phase is an important part of our sales effort, so we focus on getting the word out to OEMs about the benefits of zone cabling;

o Distributors that stock, sell and finance product and whole systems. We work with Graybar, Anixter, and GE Supply, as well as other distributors that employ a sales force to support and sell product through contractors. Working closely with distributors ensures that their sales efforts are successful because their sales personnel understand why zone cabling products are important to a network;



                                       7
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o        Contractors who install, test and guarantee the network systems they build for end-users. Contractors also work closely with the architects and Information Technology Systems Designers who need to know the benefits of zone cabling so it can be specified from the beginning of a project;

o End-users that can specify the most cost-efficient system available to them will want to hear the American Access zone cabling story from their architects, contractors, distributors or systems providers. Forging all of these relationships gives us the edge in education. The more you know about us, the more likely you are to buy the products we manufacture.

As we build relationships on four levels, the products we manufacture can be sold to systems providers and distributors, who in turn sell to contractors or directly to the end-user. Because our products are an integral part of a telecommunications network, we market them for inclusion in those networks, not just as separate entities. Again, consider the tire manufacturer that broadens its sales success by selling tires to the automobile manufacturer for inclusion in the finished product. Our goal is to reach beyond the concept that our product is an alternative to traditional home run cabling and to make zone cabling the standard in the industry.

To assist us in reaching this goal, we are creating the American Access Technologies Advisory Board of long-time telecommunications industry professionals with the credentials and experience to help implement and guide our demanding growth plan.

We are also, through the Omega division, soliciting our private label and OEM partners for general sheet metal fabrication work on other products they may need manufactured.

Combined with growing orders by our established distributors, the recent private label agreements we have forged with Flexspace, Tyco and others, and our pending relationship with Hitachi should increase our sales in 2002. An update is provided below:

TYCO-ACS - An industry leader and zone cabling pioneer, Tyco-ACS recently signed a private label agreement with us that could be the beginning of a long-term relationship. Tyco-ACS has three major clients that are currently looking at a zone solution and are the type of clients that will continue to order our cabinets as they expand.

TYCO-AMP - Tyco-AMP, pursuant to a strategic alliance agreement with us, features our products as part of the mainstream offerings pictured on its website, www.AmpConnect.com. In conjunction with this, Tyco-Amp is supplying full marketing support via a national product campaign, including trade publication advertising as seen elsewhere in this report.

HITACHI - Through its Maxcess subsidiary, Hitachi is negotiating an agreement with us, in which it will control distribution of selected patented product in Japan, where we currently maintain a patent pending status.

ANIXTER - Anixter, as a respected distributor, is presently our largest customer and continues to increase business transacted with us. Currently, less than 20% of Anixter's vendors/suppliers are selected for inclusion in its Government Services Administration program. American Access has been selected for inclusion in this prestigious program and we expect sales with Anixter to multiply.


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HERMAN MILLER - Our patented zone cabling furniture frame was created especially for office furniture giant Herman Miller. Sales of this product should also increase since Herman Miller recently received the UL Listing for it and has directed its consultant, Tom Swihart, to spread the good word about zone cabling.

GRAYBAR - Another respected distributor in the industry, Graybar, has been dormant until recently committing to our zone cabling cabinets to be installed in four mega - projects.


Summary
Like Ben Franklin and Thomas Edison, American Access believes our future lies in lightning-speed communications to a broad audience, (a premise from which Edison worked when he refined the stock ticker tape machine). Our press releases will keep investors informed of our strategic alliances and increased sales figures, which is the key to bolstering our stock price. As our stock price increases, the stock purchase warrants and options that we have outstanding will continue to be exercised, generating more cash into the Company coffers.


MARKET FOR SECURITIES

American Access' common stock is traded on the Nasdaq Stock Exchange, under the symbol AATK. Prior to April 13, 1999, the company's common stock was traded in the over-the-counter market included in the NASD Electronic Bulletin Board under the symbol AATK.

The following is the range of high and low closing prices for the company's common stock for the periods indicated:

                          High Low                   High Low                  High Low
                        Year Ending                 Year Ending               Year Ending
                      December 31, 1999           December 31, 2000         December 31, 2001
1st Quarter          $ 21.50       $ 17.25       $ 17.00       $ 5.75       $ 1.90       $ 0.813

2ndQuarter           $ 22.75       $ 17.5625     $ 13.25       $ 3.375      $ 2.00       $ 0.770

3rd Quarter          $ 18.875      $  6.00       $  9.50       $ 4.00       $ 1.48       $ 0.56

4th Quarter          $  8.25       $  4.25       $  5.00       $ 1.156

The above represents inter-dealer quotations, which do not include retail mark-ups, markdowns, or commissions, and do not necessarily represent actual transactions. About 6,200 investors were record holders of American Access common stock on October 22, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2000 AS COMPARED TO YEAR ENDED DECEMBER 31, 1999


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Overview

American Access was formed in October 1996 to acquire the assets of Vic Murray and Associates, Inc. American Access purchased VMA to obtain the pending patent for the Zone Cabling Termination Cabinet, which the company has since developed and marketed.

Shortly after the acquisition of VMA, American Access decided to discontinue the operations and business activities of VMA, which was a manufacturer's representative of various products. Today, we develop, design, and manufacture products for the telecommunications industry. Our cabling cabinets store and efficiently distribute the wiring for computer, telephone, and television systems installed in office buildings, hospitals, schools, convention centers, and any building that needs an efficient system to route information.

In November 1998, American Access acquired Omega Metals, Inc., a precision sheet metal fabrication operation, which has and will continue to provide product prototyping, manufacturing, assembling and packaging operations to the company. Omega operates as a wholly owned subsidiary with sales and manufacturing intact. The 67,500 sq. ft. plant is actually divided into two facilities, one that manufactures American Access products and one that houses all other manufacturing jobs.

The company also acquired in August, 1999 the assets of Genco, Inc., a manufacturer of generator covers. In June 2000 we decided to no longer pursue Genco-related orders, earmarking the Genco manufacturing space for the manufacture of our proprietary zone cabling cabinets. Accordingly, we wrote off the remaining goodwill. A powder coating system was added at the expanded plant, to facilitate custom coating jobs for both our zone cabling cabinets and other metal fabricating projects.

The company also in January 2000 entered into a letter agreement with Vulcan Microsystems, Inc. and Grovegate Capital LLC. for the creation of a joint venture, AATK.com LLC., in which Vulcan would contribute its expertise in building a state-of-the-art Business to Business e-commerce portal that would facilitate the distribution of zone cabling products and other manufacturers' products used in telecommunications projects. Grovegate Capital was the investment banker that introduced the parties. The relationship deteriorated into litigation, and the Company subsequently formed the subsidiary Zonecabling.com, Inc., hiring in-house information technology personnel to build the site.

A new awareness of the benefits of zone cabling in the telecommunications industry has prompted the Company to negotiate private label agreements with established solutions providers. We are beginning to generate orders from the earlier agreements, and continue to seek new partners for private labeling. We are also actively pursuing inclusion in federal government projects through our distributors.

The following discussion and analysis should be read in conjunction with a discussion about risk factors and the consolidated financial statements of the company, included elsewhere in this report.

RESULTS OF OPERATIONS

Revenues

Revenues for the year ended December 31, 2000 increased by $23,770 to $5,271,453 as compared to $5,247,683 for the year ended December 31, 1999. Sales of zone cabling termination cabinets increased by $491,047 and sales of formed metal


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decreased by $467,277 in 2000 compared to 1999. The decrease in formed metal sales is attributed to cancellations and fewer new projects pursuant to the slowdown of the economy.

Costs and Expenses

Direct costs for the year ended December 31, 2000 represented 48.7% of revenues. For the year ended December 31, 1999 these costs represented 43.8% of revenues. The increase is due mainly to the generator enclosures built in 2000 over 1999. The margin on this item is much smaller than on zone cabling cabinets. With this business becoming less of a factor in our overall volume and zone cabling cabinets increasing, this percentage should drop.

Compensation and related benefits expenses increased by $309,935 to $1,444,437 for the year ended December 31, 2000. These costs totaled $1,134,502 for the year ended December 31, 1999. This increase is due primarily to the additions of a sales and marketing staff and of a full time Controller.

Selling, general and administrative expenses for the year ended December 31, 2000 amounted to $2,392,467. This was a decrease of $309,238 from the December 31, 1999 amount of $2,701,705, which was the result of various cost-cutting measures.

Income (Loss) from Operations

Loss from operations for the year ended December 31, 2000 decreased $149,794 to $1,353,653 as compared to $1,503,447 for the year ended December 31, 1999.

Net Income (Loss)

Net loss for the year ended December 31, 2000 increased $356,210 to $2,033,793 as compared to $1,677,583 for the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

Net cash [used] by operating activities was [$1,195,401] and [$1,201,041] for the years ended December 31, 2000 and 1999 respectively. Net cash [used] by operating activities during the year ended December 31, 2000 primarily consisted of net losses, increases in accounts receivable, inventories and decrease in accounts payable, offset by depreciation, amortization, provision for uncollectible notes, loss on impairment of assets and warrants issued for services. Net cash [used] by operating activities during the year ended December 31, 1999 primarily consisted of net losses, increase in accounts receivable, inventories and prepaid expenses, offset by depreciation, amortization, common stock and warrants issued for services, realized/unrealized losses on investments and increase in accounts payable.

Net cash provided [used] by investing activities for the year ended December 31, 2000 was [$6,417]. Funds received were from sale of investments and payment of notes receivable offset by increase in notes receivable and property and equipment acquisition. In the preceding year ended December 31, 1999, net cash provided by investing activities was $408,407. Funds provided mainly consisted of sales of investments of $1,791,871 less amounts used for the acquisition of property and equipment totaling $1,354,610.


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Net cash provided by financing activities was $887,657 for the year ended
December 31, 2000, and $868,967 for the year ended December 31, 1999. In the year ended December 31, 2000, the company received proceeds of $1,573,885 from the sale of common stock and warrants. The company utilized $73,812 to repay a line of credit and $612,416 to acquire treasury stock. For the year ended December 31, 1999, the company received proceeds of $1,973,000 from the sale of common stock. The company utilized $222,190 to reduce the line of credit and $881,843 for the purchase of treasury stock.

The company's operating and capital requirements in connection with its operations have been and will continue to be significant. Based on its current plans, the company anticipates that revenues earned from product sales will be the primary source of funds for operating activities. In addition to existing cash and cash equivalents, the company may rely on bank borrowing or the exercise of existing warrants to meet its basic capital and liquidity needs for the next 12 months. Additional capital is being sought to fund the expansion of our product line and marketing efforts, which may also include bank borrowing or a private placement of securities. Our current private placement agreement with Crescent International expires in August 2001. Currently, some terms of the agreement concerning liquidity and average price per share are not being met. Until these terms are met, funds under this agreement are unavailable.

Management's plans include the following:

o Although sales of zone cabling products more than doubled in 1999, over 1998, and increased by about 33% in 2000, the company posted a net loss in 2000 that we attribute to an inadequate sales and marketing effort; expenses associated with building the e-commerce site; reserves taken for a note receivable now in default, the impairment of the Genco operation goodwill, and a system of compensation by stock and warrants for services by non-employees. We have already made changes in operations to rectify our net loss.

o The company has revamped its sales strategy. Our new team of sales and project managers, coordinated by a vice president of sales, spend more field time working as support for our distributors, Value Added Resellers, and end-users. We are making more direct calls on large corporations for private labeling and in conjunction with expansion projects they may have planned. We found that our distributors and end-users knew little about the value of using our products, so we put a premium on educating our team and our representatives in the merits of zone cabling. We realize that our competition is actually `the old way of doing things'. Part of our new strategy is education about the benefits of zone cabling over traditional home run cabling. This includes participating as guest speakers at regional and national conferences. Additionally, our sales and project managers are beginning to cross-sell other metal fabricating jobs.

o We have put an emphasis on private labeling for other innovative companies that see the value in our products but would prefer to market then under their own names. We have signed agreements with some large and well-respected telecommunications companies, and other agreements are pending.

o        The company has streamlined accounting procedures.

o We have entered into an agreement with a stockholder and former officer/director for the management of with an option to purchase our e-commerce site, Zonecabling.com, Inc. The sale price has been set at $500,000 with the option to purchase the site expiring on December 31, 2002.

o The company completed planned capital expenditures in 2000. We have moved from an acquisition and expansion phase into one of focused growth for sales and revenue. We remain virtually debt free and have the capacity for the manufacture of American Access products and other metal fabricating jobs with potential revenues three times our current revenues. The combined operation provides a greater diversification of facilities and equipment


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o        American Access in 2000 implemented a Qualified Stock Option Incentive
         Plan for Employees and Directors. The plan was approved by shareholders at the 2000 annual meeting. We believe the plan is beneficial to the employee as incentive to make the company grow profitably.

o We have engaged the services of two investment bankers, M.S. Farrell & Co., Inc. and Kirlin Securities, Inc., to provide the Company with general investment banking advice which may include performing due diligence on corporate candidates with which the Company might be considering a business combination.

o We are in talks with another corporation in the telecommunications equipment industry with a view towards a corporate combination, pending completion of due diligence, resolution of financial and management issues, execution of a definitive agreement, and shareholder approval. Accordingly, there can be no assurance that the combination will be completed.

o The company believes that it can acquire working capital through sale of additional securities, including exercise of outstanding warrants, private placement, or borrowings, including bank borrowing and private equity lines, in view of the nature of its customer base. The company on May 2, 2000 entered into a stock placement agreement through which it can acquire additional working capital through August 2001. However, at the present time, certain conditions of liquidity specified in that agreement are not met and until they are, this avenue for capital is unavailable. The company continues to be subject to a number of risk factors, including the uncertainty of market acceptance for its product line, the need for additional funds, competition, technological obsolescence and the difficulties faced by young companies in general.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS The directors, executive officers, and key employees of the Company are as follows:

Name                    Age         Position

John Presley             62         President, Director
Joseph McGuire           43         Sec/Treasurer, Director
Steve Robinson           52         Director
Erik Wiisanen            58         Director, VP Marketing, Omega Metals, Inc.
William Hadaway          62         Director
William Boyd             43         Vice President of Sales


JOHN PRESLEY, Director of the company since November 1998, and President since April 12, 1999, Presley is a graduate registered professional Engineer. He graduated from the University of Florida in January of 1961 with a BSME, and attended a number of colleges for graduate work. He worked in many industries as an engineer and manager before founding Omega metals in 1981. Omega became a wholly-owned subsidiary of American Access in November, 1998.

JOSEPH MCGUIRE was hired by the Company on June 4, 2000. The Board of Directors appointed him Chief Financial Officer and Director on June 29, 2000. He has 13 years CFO experience, holding not only his CPA, but various Series licenses. He is a graduate of the University of Notre Dame. From 1998 until June 2000, he was Chief Financial Officer for Hirst Investment Management, Inc.; from 1997 to



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1998, CFO for MHR Fund Management; from 1995 to 1997, CFO for the Common Fund;
from 1994 to 1995, CFO for Link Strategic Investors; and from 1989 to 1995, CFO for John Henry & Co., Inc. Prior to 1989, he held management positions with Dean Witter Reynolds, Paine Webber, Inc., and Price Waterhouse.

ERIK WIISANEN, Vice-President-Marketing of Omega. was elected a director in December, 1999. He graduated from Cornell University in 1965. He worked in Banking as a Vice President of Barnett Bank until 1970 and was a representative for shipping interests until helping to found Omega Metals in 1981. He was co-founder and President of the Board of Directors for a private kindergarten. He has been vice president in charge of sales for Omega since 1981.

STEVEN ROBINSON, director, is an original founder of American Access Technologies, Inc. He was appointed to the Board again in January 2001. He has extensive background in sales, marketing and operations with several well-known local corporations. Since February 2001 he has been president and a director of IBidAmerica, Inc. He was instrumental in developing Network 2000 sales as a long-distance independent marketing/sales company for US Sprint. He is retired from the US Navy. While in the Navy, he specialized in logistics and supply management including federal government purchasing within DFARS regulations, contract management and inventory control. He is the founder and majority shareholder and currently president and CEO of a chemical manufacturing and marketing company. He also is the majority shareholder of a wireless digital phone services and products distributor.

WILLIAM HADAWAY, director appointed in January 2001, is a 1965 graduate of the University of Buffalo with a B.S. degree in Accounting. He earned his CPA license from the University of the State of New York in 1967. In 1981 he was granted a CPA license from the Florida Institute of Certified Public Accountants. Mr. Hadaway has been a sole practitioner or partner in a public accounting firm since 1971. He has lectured on budgeting, cash management and taxes. Prior to establishing his own firm, Mr. Hadaway was employed by Lathan, Lumsden & McCormick, the largest non-national CPA firm in Buffalo, NY, and by Fiddler & Co., CPA, in western NY.

WILLIAM BOYD, vice president of sales, has more than 10 years of telecommunications and cable distribution sales experience. He was Datacom Manager for GE Supply, Jacksonville, FL before joining the American Access management team in 2000. From September 1999 to December 1999 he was National Account Manager for Tyco/ADT, promoted from Systems Sales Executive with Tyco, a position he held since February 1996. Prior to joining Amp, Mr. Boyd was Vice President of National Sales and Marketing for Cable Distribution Systems, Inc., from February 1992, and Government Accounts Manager for Holscher-Wernig, Inc., before its merger with Cable Distribution Systems.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                           DECEMBER 31, 2000 AND 1999

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                        PAGE
                                                                        ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                      F-1


CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheet                                                        F-2

   Statements of Operations                                             F-3

   Statements of Stockholders' Equity                                   F-4

   Statements of Cash Flows                                             F-5

   Notes to Financial Statements                                     F-6 - F-27

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors and Stockholders
American Access Technologies, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of American Access Technologies, Inc. and Subsidiaries as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Access Technologies, Inc. and Subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

As more fully discussed in Note 2 to the consolidated financial statements, the Company is subject to certain risks and other matters.

                            RACHLIN COHEN & HOLTZ LLP

Fort Lauderdale, Florida
March 2, 2001, Except for the
last sentence of the last paragraph
of Note 3, as to which the date is
March 30, 2001

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2000


                                     ASSETS
Current Assets:
   Cash and cash equivalents                                                        $    399,948
   Accounts receivable, net of allowance of $62,400                                    1,011,712
   Notes receivable, directors and stockholders, including accrued interest              393,988
   Note receivable, other, net of allowance of $361,562                                       --
   Inventories                                                                           781,718
   Prepaid expenses and other current assets                                              41,271
                                                                                    ------------
         Total current assets                                                          2,628,637

Property, Plant and Equipment                                                          3,193,043

Patent Costs                                                                              73,992

Web Site Development Costs                                                                24,615

Other Assets                                                                              13,075
                                                                                    ------------

         Total assets                                                               $  5,933,362
                                                                                    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                                 $    325,632
   Accrued expenses                                                                       86,696
   Capital lease obligation current portion                                               40,414
                                                                                    ------------
         Total current liabilities                                                       452,742
                                                                                    ------------

Long-Term Liabilities:
   Capital lease obligation, net of current portion                                      203,965
                                                                                    ------------

Commitments, Contingencies, Other Matters and Subsequent Events                             --

Stockholders' Equity:
   Series A 10% Senior Convertible Preferred stock, $.001 par value; authorized
      1,000,000 shares; issued and  outstanding 0 shares                                    --
   Common stock, $.001 par value; authorized 30,000,000 shares;
      issued 4,740,947 shares                                                              4,741
   Additional paid-in capital                                                         11,174,677
   Deficit                                                                            (5,379,183)
                                                                                    ------------
                                                                                       5,800,235

   Treasury stock, 79,500 common shares at cost                                         (288,660)
   Stock subscription receivable, net of allowance of approximately $2,712,000              (270)
   Treasury stock receivable                                                            (234,650)
                                                                                    ------------
         Total stockholders' equity                                                    5,276,655
                                                                                    ------------

         Total liabilities and stockholders' equity                                 $  5,933,362
                                                                                    ============



                See notes to consolidated financial Statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                               2000            1999
                                                               ----            ----
Net Sales

    Formed metal                                           $ 3,415,564      $ 3,882,841
    Zone cabling termination cabinet                         1,855,889        1,364,842
                                                           -----------      -----------
                                                             5,271,453        5,247,683
                                                           -----------      -----------

Costs and Expenses:
    Cost of sales                                            2,566,837        2,298,923
    Selling, general and administrative                      2,392,467        2,701,705
    Compensation and related benefits                        1,444,437        1,134,502
    Stock-based compensation                                   221,365          616,000
                                                           -----------      -----------
                                                             6,625,106        6,751,130
                                                           -----------      -----------

Loss Before Other Income (Expense)                          (1,353,653)      (1,503,447)
                                                           -----------      -----------
Other Income (Expense):
    Interest income                                             72,945          250,822
    Other income                                                34,915           77,794
    Realized and unrealized gain (loss) on investments          13,064         (199,962)
    Abandoned joint venture                                   (182,736)            --
    Write-off of goodwill                                     (254,803)            --
    Provision for doubtful note receivable                    (361,562)            --
    Abandoned project development costs                           --           (352,531)
    Interest expense                                            (1,963)         (19,259)
                                                           -----------      -----------
                                                              (680,140)        (243,136)
                                                           -----------      -----------

Loss before Income Taxes                                    (2,033,793)      (1,746,583)

Income Tax (Benefit)                                              --            (69,000)
                                                           -----------      -----------

Net Loss                                                   $(2,033,793)     $(1,677,583)
                                                           ===========      ===========

Basic Net Loss Per Common Share                            $      (.45)     $      (.65)*
                                                           ===========      ===========

Weighted Average Common Shares Outstanding                   4,540,847        3,638,983
                                                           ===========      ===========
*Restated

                See notes to consolidated financial statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                Series A                                            Additional
                                                             Preferred Stock                    Common Stock          Paid-in
                                                            Shares      Amount               Shares     Amount        Capital

Balance, December 31, 1998                                  50,000    $  5,000,000       3,256,470   $      3,256   $  1,512,634

Year Ended December 31, 1999:
   Purchase of 136,100 shares of treasury stock               --              --              --             --             --
   Issuance of common stock for services                      --              --             9,000              9        179,991
   Conversion of preferred stock to common
      stock, including dividends                           (39,400)     (3,940,000)        289,981            290      4,131,146
   Purchase of Genco assets                                   --              --            22,163             22        443,234
   Warrants granted for services                              --              --              --             --          436,000
   Exercise of warrants:
      Cash                                                    --              --           246,625            247      1,972,753
      Notes receivable, net of allowance                      --              --           270,000            270           --
   Dividend related to beneficial conversion
      feature of preferred stock                              --              --              --             --          468,750
   Net loss                                                   --              --              --             --             --
                                                      ------------    ------------    ------------   ------------   ------------

Balance, December 31, 1999                                  10,600       1,060,000       4,094,239          4,094      9,144,508

Year Ended December 31, 2000:
   Note receivable arising from loan of 197,600               --              --              --             --             --
      shares treasury stock, at cost
   Allowance for note receivable to reduce to                 --              --              --             --         (970,949)
      estimated fair value of treasury stock loaned
   Purchase of 141,000 shares of treasury stock               --              --              --             --             --
   Issuance of common stock for domain name                   --              --             2,420              3          9,997
   Conversion of preferred stock to common
      stock, including dividends                           (10,600)     (1,060,000)        215,533            216      1,196,299
   Warrants granted for services                              --              --              --             --          221,365
   Exercise of warrants:
      Cash                                                    --              --             5,000              5         39,995
      Cashless transaction                                    --              --            17,475             17            (17)
   Sale of common stock in private placement,                 --
      net of related costs                                    --              --           406,280            406      1,533,479
   Net loss                                                   --              --              --             --             --
                                                      ------------    ------------    ------------   ------------   ------------

Balance, December 31, 2000                                    --      $       --         4,740,947   $      4,741   $ 11,174,677
                                                      ============    ============    ============   ============   ============

[restubbed table]

                                                                                         Stock         Treasury
                                                                       Treasury        Subscription      Stock
                                                         Deficit         Stock          Receivable     Receivable        Total

Balance, December 31, 1998                            $   (871,106)   $       --      $       --      $       --      $  5,644,784

Year Ended December 31, 1999:
   Purchase of 136,100 shares of treasury stock               --          (881,843)           --              --          (881,843)
   Issuance of common stock for services                      --              --              --              --           180,000
   Conversion of preferred stock to common
      stock, including dividends                          (191,436)           --              --              --              --
   Purchase of Genco assets                                   --              --              --              --           443,256
   Warrants granted for services                              --              --              --              --           436,000
   Exercise of warrants:
      Cash                                                    --              --              --              --         1,973,000
      Notes receivable, net of allowance                      --              --              (270)           --              --
   Dividend related to beneficial conversion
      feature of preferred stock                          (468,750)           --              --              --              --
   Net loss                                             (1,677,583)           --              --              --        (1,677,583)
                                                      ------------    ------------    ------------    ------------    ------------

Balance, December 31, 1999                              (3,208,875)       (881,843)           (270)           --         6,117,614

Year Ended December 31, 2000:
   Note receivable arising from loan of 197,600               --         1,205,599            --        (1,205,599)           --
      shares treasury stock, at cost
   Allowance for note receivable to reduce to                 --              --              --           970,949            --
      estimated fair value of treasury stock loaned
   Purchase of 141,000 shares of treasury stock               --          (612,416)           --              --          (612,416)
   Issuance of common stock for domain name                   --              --              --              --            10,000
   Conversion of preferred stock to common
      stock, including dividends                          (136,515)           --              --              --              --
   Warrants granted for services                              --              --              --              --           221,365
   Exercise of warrants:
      Cash                                                    --              --              --              --            40,000
      Cashless transaction                                    --              --              --              --              --
   Sale of common stock in private placement,
      net of related costs                                    --              --              --              --         1,533,885
   Net loss                                             (2,033,793)           --              --              --        (2,033,793)
                                                      ------------    ------------    ------------    ------------    ------------

Balance, December 31, 2000                            $ (5,379,183)   $   (288,660)   $       (270)   $   (234,650)   $  5,276,655
                                                      ============    ============    ============    ============    ============

                See notes to consolidated financial statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                                       2000             1999
                                                                                       ----             ----
Cash Flows from Operating Activities:
   Net loss                                                                        $(2,033,793)     $(1,677,583)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                    423,161          299,164
      Warrants issued for services                                                     221,365          616,000
      Realized and unrealized (gains) losses on investments                            (13,064)         199,962
      Provision for doubtful accounts                                                   30,922           89,000
      Deferred income taxes                                                               --            (69,000)
      Provision for doubtful notes receivable                                          361,562             --
      Write-off of goodwill                                                            254,804             --
      Changes in operating assets and liabilities:
      (Increase) decrease in:
         Accounts receivable                                                           (27,721)        (403,697)
         Inventories                                                                  (211,124)        (273,154)
         Prepaid expenses and other assets                                             (16,654)         (87,456)
      Increase (decrease) in accounts payable and accrued expenses                    (184,859)         105,723
                                                                                   -----------      -----------
            Net cash used in operating activities                                   (1,195,401)      (1,201,041)
                                                                                   -----------      -----------

Cash Flows from Investing Activities:
   Proceeds from sale of investments                                                   846,408        1,791,871
   Proceeds from payments on notes receivable                                          250,000             --
   Increase in notes receivable and accrued interest                                  (419,935)            --
   Acquisition of property and equipment                                              (667,872)      (1,354,610)
   Patent costs                                                                        (15,018)         (28,854)
                                                                                   -----------      -----------
                  Net cash provided by (used in) investing activities                   (6,417)         408,407
                                                                                   -----------      -----------

Cash Flows from Financing Activities:
   Proceeds from exercise of warrants                                                   40,000        1,973,000
   Proceeds from sale of common stock, net of related costs                          1,533,885             --
   Proceeds (repayments) from line of credit                                           (73,812)        (222,190)
   Acquisition of treasury stock                                                      (612,416)        (881,843)
                                                                                   -----------      -----------
                  Net cash provided by financing activities                            887,657          868,967
                                                                                   -----------      -----------

Net Increase (Decrease) in Cash and Cash Equivalents                                  (314,161)          76,333

Cash and Cash Equivalents, Beginning                                                   714,109          637,776
                                                                                   -----------      -----------

Cash and Cash Equivalents, Ending                                                    $ 399,948      $   714,109
                                                                                   ===========      ===========


                See notes to consolidated financial statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2000 AND 1999




NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization and Capitalization

             American Access Technologies, Inc. ("Company") was incorporated on October 21, 1996, under the laws of the State of Florida. The Company's Articles of Incorporation, as amended on November 25, 1996, authorizes the Company to issue and have outstanding at any one time 10,000,000 shares of common stock, par value $.001 per share and 1,000,000 shares of preferred stock, par value $.001 per share.

             On October 2, 1998, the previously amended Articles of Incorporation were further amended to provide for the issuance of 60,000 shares of Series A 10% Senior Convertible Preferred stock. The amendment provided, among other things, that the holders of the Series A Preferred stock shall be entitled to voting rights equal to the votes that would be cast by the holders of the number of shares of common stock into which the Series A Preferred stock could be converted immediately prior to the taking of such votes, including any shares which would be issuable in payment of accrued and unpaid dividends.

             During November, 1998, the Company completed a $5,000,000 private placement of 50,000 shares of its Series A 10% Senior Convertible Preferred Stock, par value of $.001 per share, at $100.00 per share (See Note 12). During 1999, holders of the Series A Preferred stock converted 39,400 of the Series A Preferred shares into 289,981 common shares. During January 2000, the remaining 10,600 shares of Series A Preferred were converted into 215,534 shares of common stock.

             On February 14, 2001, the Articles of Incorporation were further amended increasing the shares of common stock authorized from 10,000,000 to 30,000,000 shares. This amendment has been reflected retroactively in these consolidated financial statements.

         Business

             The Company develops specialized products for the telecommunications industry. The Company has introduced its first proprietary product, a Zone Cabling Termination Cabinet ("Product") which is manufactured and distributed to the telecommunications industry. The Product is a device that is used in voice, computer and data transmission systems throughout the world.

             Omega Metals, Inc. ("Omega"), a wholly-owned subsidiary of the Company, shears and molds metal and manufactures metal-formed products for customers principally in Florida and Georgia.

             Zonecabling.com, Inc., a wholly-owned subsidiary, incorporated on May 4, 2000, is developing a Business-to-Business e-commence portal.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Business (Continued)

             AATK.com, LLC was incorporated February 2, 2000 pursuant to a joint venture agreement. The Company owns 76% of AATK.com which is inactive inasmuch as the joint venture has been dissolved and is the subject of pending litigation (see Note 15).

         Principles of Consolidation

             The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

         Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. Those estimates subject to potential change in the near term include allowances for doubtful accounts and notes receivable.

         Revenue Recognition

             The Company recognizes revenue from product sales at the time the product is shipped to the customer.

         Concentrations of Credit Risk

             Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable.

             Cash and Cash Equivalents

                The Company maintains deposit balances at financial institutions that, from time to time, may exceed federally insured limits. At December 31, 2000, the Company had deposits in excess of federally insured limits of approximately $147,000. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks.

                In addition, the Company maintains an investment account with a financial institution which is not insured by the FDIC. These funds, which were invested primarily in money market instruments at December 31, 2000, may be subject to insurance by SPIC, Securities Investor Protection Corporation, subject to various limitations. At December 31, 2000, $1,108 was held in this account.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Concentrations of Credit Risk (Continued)

             Accounts Receivable

                The Company does business and extends credit based on an evaluation of the customers' financial condition generally without requiring collateral. Exposure to losses on receivables is expected to vary by customer due to the financial condition of each customer. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

         Cash and Cash Equivalents

             The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         Inventories

             Inventories are stated at the lower of cost or market, with cost determined using an average cost method. Inventory costs for finished goods and work-in-process include material, labor, production overhead, and outside services.

         Property, Plant and Equipment

             Property, plant and equipment are recorded at cost and depreciated, using the straight-line method, over the estimated useful lives of the assets. Gain or loss on disposition of assets is recognized currently. Repairs and maintenance are charged to expense as incurred. Major replacements and betterments are capitalized and depreciated over the remaining useful lives of the assets.

         Patents

             The Company has capitalized certain incremental costs incurred related to acquiring three patents on the Company's products. In each of the years 1998, 1999 and 2000, a patent was finalized and issued by the United States Patent Department. The Company then began amortizing the cost of each patent over the patent's life, 18 years. Another patent is still pending at December 31, 2000 and, therefore, amortization of this patent has not commenced.

         Product Development Costs

             Costs in connection with the development of the Company's product are comprised of design, production, consulting and other related professional fees. These costs are charged to expense as incurred.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Advertising

             Advertising costs are charged to expense as incurred. Advertising costs incurred for the year ended December 31, 2000 and 1999 were approximately $33,000 and $43,000, respectively.

         Income Taxes

             The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets for temporary differences, operating loss carryforwards, and tax credit carryforwards existing at the date of the financial statements. An effective tax rate of 37% was used to calculate the deferred income taxes.

             A temporary difference is a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the asset is recovered or the liability is settled. Deferred taxes represent the future tax return consequences of these differences.

         Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of

             The Company accounts for long-lived assets in accordance with the provision of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

         Recent Accounting Pronouncements

             In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of the gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. On June 30, 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133."

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Recent Accounting Pronouncements (Continued)

             In June, 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging
             Activities." SFAS No. 133 as amended by SFAS No. 137 and 138 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

             Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of this standard on January 1, 2001 to affect its financial statements.

             In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides guidance for revenue recognition under certain circumstances. The Staff Accounting Bulletin was effective during the fourth quarter of 2000, and did not have an effect on the Company's consolidated results of operations, financial position and cash flows.

         Reclassifications

             Certain amounts in prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

NOTE 2.  SUMMARY OF CERTAIN RISKS AND OTHER MATTERS

         Profitability and Liquidity

             As of December 31, 2000, the Company reflected stockholders' equity of approximately $5,277,000. However, the Company has incurred net losses of approximately $2,034,000 in 2000 and $1,678,000 in 1999, and has an accumulated deficit balance of approximately $5,379,000 at December 31, 2000. The Company's ability to achieve sustained profitable operations is dependent on continuing to achieve sales growth through expansion of sales and marketing efforts. Management believes that cash flows from operations and additional financing available from other sources will be sufficient to fund operations. There is no assurance that such events will occur.

         Significant Related Party Transactions

             In 1999, 2000 and continuing into 2001, the Company has entered into several significant related party transactions with current and former officers and directors. See Notes 3, 5 and 20 for further information regarding these transactions.

         Pending Litigation

             The Company is involved in certain pending litigation concerning which it can not predict the outcome with any certainty (see Note
             15).

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 3.  NOTES RECEIVABLE, DIRECTORS AND STOCKHOLDERS

         Notes Receivable in Exchange for Cash

             In May and June 2000, the Company authorized loans to three directors, who also are officers of American Access or its subsidiaries, and who collateralized the loans with personal assets unrelated to these transactions. The collateralized loans were to enable these directors to cover margin calls precipitated by a drop in the price of the Company's common stock. On May 31, 2000, two directors (one of whom is the Company's president) each executed a promissory note and security agreement for $75,000 and $60,000 respectively, payable on or before December 31, 2000, with interest at 10%. On June 8, 2000, a former Director and Chief Financial Officer executed two promissory notes and a security agreement for a total of $260,000, payable on or before December 31, 2000, with interest at 10%. Although the Company agreed to loan $260,000, ultimately only $200,000 was borrowed. In October 2000, the two directors executed additional promissory notes with identical terms for $10,000 each, payable on or before April 30, 2001. All of these notes have been extended to June 30, 2001 by a vote of disinterested directors on January 14, 2001, in accordance with the Florida Business Corporation Act.

             In addition, the Company loaned $20,000 to a stockholder pursuant to a note receivable, interest at 10%, principal due December 31, 2001.

                                                                                             Accrued/
                                                                         Principal           Unpaid
                                                                          Balance            Interest         Total
                                                                          -------            --------         -----

             Officer/Directors/Stockholders                               $155,000           $  7,710        $162,710
             Former Officer/Director and
               Other Stockholders                                          220,000             11,278         231,278
                                                                          --------            -------        --------
                                                                          $375,000            $18,988        $393,988
                                                                          ========            =======        ========

         Notes Receivable in Exchange for Shares Held in Treasury

               On June 14, 2000, the Company loaned 197,600 shares of treasury stock to the former Director and Chief Financial Officer to cover a margin call on the Company's common stock. This loan is secured with personal assets. The shares are to be returned to the Company at the earlier of the date the common stock price reaches $15 or June 30, 2001. This transaction was approved by disinterested directors in accordance with the Florida Business Corporation Act. This note receivable is reflected as a separate component of stockholders' equity, treasury stock receivable, and has been reduced from the original cost of the treasury stock to the estimated fair value of this stock at December 31, 2000 ($1.1875 per share). On March 30, 2001, the shares were returned to the Company.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 4.  NOTES RECEIVABLE, OTHER

         The Company has instituted litigation against the debtor and personal guarantor for default in payment of a promissory note of $325,000, with accrued interest in excess of approximately $36,000 at December 31, 2000. The original promissor assigned its obligations with written consent of the Company, after the Company filed a lawsuit for default of the original note of $500,000 plus 15% interest, of which approximately $63,000 was unpaid at December 31, 1999. Although the debtor paid an initial cash payment of $250,000, its obligations of $325,000 plus $36,562 in interest were in default at October 31, 2000. The Company is attempting to negotiate a settlement agreement with the debtor and the note's guarantor. An allowance for doubtful collectibility of the total outstanding principal balance, as well as all accrued interest, has been recorded as of December 31, 2000.

NOTE 5.  STOCK SUBSCRIPTION RECEIVABLE

         During June, 1999, an individual affiliated with the investment banking firm involved in the Company's registration as a public company, exercised options to purchase 270,000 shares of Company common stock at $8.00 per share for a total of $2,160,000. The Company accepted as payment for these shares three notes receivable totaling $2,160,000. The notes receivable, as amended, are due on December 31, 2001, and bear interest at 10%. The Company can require the notes be paid in full sooner if the Company stock price equals or exceeds $35 (the market price of the Company's common stock was $1.1875 at December 31, 2000).

         The Company has recorded the exercise of these warrants, net of an allowance, by increasing common stock outstanding and increasing stock subscriptions receivable, a separate component of stockholders' equity. The balance as of December 31, 2000 follows:

         Notes receivable                          $2,160,000
         Accrued interest receivable                  551,978
                                                   ----------
                                                    2,711,978

         Less allowance                             2,711,708
                                                   ----------
                                                   $      270
                                                   ==========

         The interest earned on the notes receivable has been recorded as an increase in stockholders' equity rather than included in operations, because the transaction giving rise to the notes was an equity transaction.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 6.  ACQUISITION


             In August 1999, the Company acquired selected property and equipment, outstanding sales agreements, and goodwill from a customer, Genco, Inc. for a total of $584,838. The purchase price was allocated as follows:

             Property and equipment              $126,191
             Goodwill                             458,647
                                                 --------
                                                 $584,838
                                                 --------

              The selected property and equipment is being depreciated over the useful lives, 3 - 5 years. Goodwill is being amortized over three years. Depreciation and amortization on these assets were $11,410 and $50,961, respectively, for the year ended December 31, 1999, and $34,229 and $152,882 respectively, for the year ended December 31,2000.

             In June 2000, the Company announced that it was no longer actively marketing its Genco generator-cover product line due to the fact that factory floor space was needed to produce its proprietary products. At December 31, 2000, the Company expensed the remaining unamortized goodwill of $254,803 which is included as a separately stated item in the accompanying consolidated statements of operations.

NOTE 7.  INVENTORIES

             Raw materials                                   $182,955
             Work-in-process                                   98,344
             Finished goods                                   500,419
                                                             --------
                                                             $781,718
                                                             --------

NOTE 8.  PROPERTY, PLANT AND EQUIPMENT

                                          Estimated Useful
                                           Lives (Years)
                                           -------------

             Land                              --             $  103,860
             Building and improvements          30             1,291,720
             Machinery and equipment           5-7             3,622,484
             Vehicles                          3-5                40,303
             Tools                             3-5                28,064
             Construction-in-progress          --                 75,034
                                                              ----------
                                                               5,161,465

             Less accumulated depreciation                     1,968,422
                                                              ----------
                                                              $3,193,043
                                                              ==========

         Depreciation expense for the years ended December 31, 2000 and 1999 was $264,608 and $246,948, respectively.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 9.  OBLIGATIONS UNDER CAPITAL LEASES

         In October 2000, the Company entered into an obligation under a capital lease for approximately $276,000 for the purchase of equipment, which has a term extending through 2005, and which provided for an implicit interest rate of approximately 11.5%.

         The future minimum lease payments under this capital lease, including interest payments as of December 31, 2000 are as follows:

          Year ending December 31,

            2001                                $ 68,614
            2002                                  68,614
            2003                                  68,614
            2004                                  68,614
            2005                                  22,870
                                                --------
          Total minimum lease payments           297,326
          Less amount representing interest       52,947
                                                --------
                                                 244,379

          Less current portion                    40,414
                                                --------
                                                $203,965
                                                ========

NOTE 10. PROFIT SHARING PLAN

         The Company has a 401(k) Profit Sharing Plan covering all non-leased employees who meet minimum length of service and age requirements. Employer contributions are made at the discretion of management, and were $ 0 and $75,000, for 2000 and 1999, respectively. Employees are vested for purposes of the contribution as follows:

          Years of Service                               Percentage
          ----------------                               ----------

               Less than 1                                   0%
                   1-2                                      20
                   2-3                                      40
                   3-4                                      60
                   4-5                                      80
                5 or more                                  100


NOTE 11. INCOME TAXES

         The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach for computing deferred income taxes.

         The provision for income taxes is computed on a consolidated return basis.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 11. INCOME TAXES (Continued)

         A reconciliation of income taxes computed at the statutory federal rate to income tax expense (benefit) is as follows:

                                                                    2000               1999
                                                                    ----               ----

          Tax provision at the statutory rate of 34%            $ (691,000)         $(445,000)
          State income taxes, net of federal income tax            (62,000)           (15,000)
          Net operating loss carryforward adjustment              (313,000)                --
          Provisions for uncollectible amounts                     137,000                 --
          Exercise of stock options and warrants                   (61,000)                --
          Change in valuation allowance                            908,000            325,000
          Stock options not exercised                               82,000             66,000
                                                                ----------         ----------
                                                                $       --         $  (69,000)
                                                                ==========         ==========

         As of December 31, 2000, the Company had consolidated net operating loss carryforwards for federal income tax reporting purposes amounting to approximately $4,414,000, which expire in varying amounts to the year 2020.

         The Company has not recognized any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements in accordance with the provisions of SFAS No. 109 as the realization of this deferred tax benefit is not considered more likely than not. A 100% valuation allowance has been recognized to offset the entire effect of the Company's net deferred tax asset. The Company's net deferred tax asset position is composed primarily of the Company's net operating loss carryforwards.

         The components of the deferred tax asset at December 31, 2000 were as follows:

             Net operating loss carryforward                     $ 1,633,000
             Allowance for collectibility                            157,000
             Depreciation and amortization                          (165,000)
             Less valuation allowance                            $(1,625,000)
                                                                 -----------
             Net deferred tax asset                              $        --
                                                                 ============

         In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater than 50% of a corporation within a three year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carryforwards. The Company's utilization of its tax benefit carryforwards may be restricted in the event of possible future changes in the ownership of the Company from the exercise of warrants or other future issuances of common stock.

         The Company's federal and state income tax returns have not been examined by responsible taxing authorities for the past several years. The final determination of the amount and timing of currently payable income taxes is therefore subject to possible examination of these unexamined years by such responsible taxing authorities.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 12. PREFERRED STOCK

         During November, 1998, the Company completed a $5,000,000 private placement of 50,000 shares of its Series A 10% Senior Convertible Preferred Stock, par value of $.001 per share, at $100.00 per share. The costs associated with the completion of the private placement, $737,820, have been recorded as a reduction of additional paid-in capital. Additionally, the placement agent received warrants to purchase 100,000 shares of common stock at $25.00 per share, which expire October 14, 2003. The Series A Preferred are valued at $100.00 per share ("liquidation value"), and, if converted, the Series A Preferred could be converted into common shares (See Note 1) at the price per share equal to the then applicable Conversion Price. This conversion feature resulted in a discount between the market value of the common shares that would be issued if the conversion option were exercised, and the liquidation value of the preferred shares surrendered upon that conversion. The resulting dividend has been amortized over the period up to the date that exercise of the conversion feature was first possible. As a result, $781,250 of the total $1,250,000 dividend was recognized in 1998; the balance was recognized in 1999.

         During 1999, preferred stockholders owning 39,400 shares of preferred stock elected to convert those shares, including cumulative dividends of $191,436, into shares of Company common stock. The conversion price, which varied based upon date of conversion, ranged from $5.10 to $15.03. As a result of these conversions, the Company issued 289,981 shares of common stock.

         The preferred stockholders representing the remaining 10,600 preferred shares elected to convert those shares, including cumulative dividends of $136,515, in 2000. The conversion price, which varied based upon date of conversion, ranged from $5.47 to $5.49. These conversions resulted in the issuance of 215,534 shares of common stock.

NOTE 13. COMMON STOCK

         Equity Financing

             On May 2, 2000, the Company entered into a Stock Purchase Agreement (the "Agreement") with an investor to provide for the issuance of up to $15,000,000 of Company common stock in exchange for cash payments in monthly allotments of up to $1,150,000 with an initial allotment of $2,250,000. The sales price will be the lowest three day average bid price during the twenty-two days preceding the sales, less a discount of 8%.

             The Company will pay a 1% fee on the total at the initial purchase. In addition, there will be a 1% fee on each sale. The Company will pay all legal fees in excess of $10,000 and due diligence fees not to exceed $15,000.

             On May 2, 2000, the Company sold 406,280 shares of Company common stock under the Agreement. The Company received gross proceeds of $1,900,000 and paid $366,115 in fees for net proceeds totaling $1,533,885. Also on May 2, 2000, pursuant to the Agreement, the Company issued to the investor an incentive warrant to purchase up to 128,000 shares of Company common stock at an exercise price of $7.0149 which expires May 2, 2005.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 13. COMMON STOCK (Continued)

         Issuance of Common Stock for Services

             In January, 1999, the Company issued 9,000 shares of common stock to certain employees as an incentive for services rendered. This resulted in a charge to compensation expense of approximately $180,000 in 1999.

             In July 2000, the Company entered into an agreement with an unrelated individual for the purchase of a domain name. In July 2000, in accordance with the agreement, the Company issued 2,420 shares of Company common stock to this individual. In December 2000, the Company canceled the agreement in accordance with its terms.

NOTE 14. STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options and warrants, if any, is measured as the excess of the estimated market price of the Company's common stock at the date of grant, over the amount the recipient must pay to acquire the common stock.

         Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

         Stock Option Plan

             On January 10, 2000, the Board of Directors of the Company ("Board") authorized the 2000 Employee Stock Option Plan ("Stock Option Plan") for those employees, consultants, and advisors (the "Participants") of the Company who, in the judgment of the Company are or will become responsible for the direction and financial success of the Company. The adoption of the Stock Option Plan was ratified by the stockholders on June 29, 2000. The purpose of the Stock Option Plan is to provide the Participants with an increased incentive to make significant contributions to the long-term performance and growth of the Company. The Board authorized that 500,000 employee options and 300,000 board of director options be subject to this plan.

             On January 10, 2000, the Company granted 515,000 employee options and 340,000 board of director options with an exercise price of $5.67 (market price of underlying stock at time of grant) with a life of five years. Subsequent to the grant, 10,000 options were returned to the Company when the employee separated employment. In 2000, a former director exercised 60,000 options in a cashless transaction for the difference in the exercise price of $5.67 and the closing price of $8.00 on date of exercise, receiving 17,475 shares of common stock.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 14. STOCK-BASED COMPENSATION (Continued)

         Warrants

             On January 1, 1999, the Company had outstanding 570,000 warrants to purchase Company common stock at $8.00.

             During 1999, the Company issued 750,000 warrants to employees and officers/directors to purchase Company common stock for $22 per share. Also during 1999, the Company issued 60,000 warrants to outside directors to purchase Company common stock for $25 per share, 115,000 warrants in connection with services provided to the Company with exercise prices ranging from $6.375 to $28.875 and 329,000 warrants in connection with equity transactions with exercise prices of $11.00 and $23.00.

             During 1999, warrants to purchase a total of 516,625 shares of Company common stock were exercised, 246,625 for a total of $1,973,000 in cash and 270,000 in exchange for three notes receivable (see Note 5).

             As of December 31, 1999, the Company has remaining outstanding 1,307,375 warrants to purchase common stock at exercise prices ranging from $6.375 to $28.875, 843,375 of which warrants are outstanding to officer/directors.

             The granting of the 1999 warrants to consultants resulted in a charge to consulting fees in the amount of $436,000 representing the fair value of the 115,000 warrants issued. The warrants issued in connection with the conversion of preferred stock and the negotiation of the sale of common stock (see Notes 12 and 13), which have a fair value of $3,269,000 represent an increase and a decrease to additional paid-in capital and have been offset in the accompanying consolidated financial statements.

             During 2000, the Company issued 1,595,739 warrants to employees and officers/directors to purchase common stock with exercise prices ranging from $2.25 to $10.00. Also during 2000, the Company issued 855,363 warrants in connection with services provided to the Company with exercise prices ranging from $2.25 to $10 and 161,860 warrants in connection with equity transactions with exercise prices of $5.61 and $7.01.

             Also, during 2000, warrants to purchase a total of 5,000 shares of common stock were exercised at $8.00 per share.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 14. STOCK-BASED COMPENSATION (Continued)

         Warrants (Continued)

             The granting of the warrants in 2000 to consultants resulted in a charge to consulting fees in the amount of approximately $221,000 representing the fair value of the 855,363 warrants issued. The 161,860 warrants issued in connection with the negotiation of the sale of common stock, (see Note 13), which have a fair value of $144,772, were recorded as an increase and a decrease to additional paid-in capital and have been offset in the accompanying consolidated financial statements.

         Fair Value Disclosures

             Had compensation cost for the 2,450,739 options and warrants issued in 2000 to employees, officers and directors been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net loss and loss per share would have been as follows:

                                                                2000             1999
                                                                ----             ----
             Net Loss:
                As reported                                 $(2,033,793)    $ (1,677,583)
                                                            ===========     ============
                Pro forma                                   $(3,265,607)    $(11,457,583)
                                                            ===========     ============

             Loss Per Share:
                Basic:
                   As reported                            $         (.45)  $        (.65)
                                                          =============    =============

                   Pro forma                              $         (.72)  $       (3.23)
                                                           =============   =============


             The Company used the Black-Scholes option pricing model to determine the fair value of grants made in 2000 and 1999. The following assumptions were applied in determining the pro forma compensation cost:

                                                                2000             1999
                                                                ----             ----

             Risk Free Interest Rate                           5.5%               6.0%

             Expected Dividend Yield                             -                 -

             Expected Option Life                           1 1/2- 2 1/2years   5 years

             Expected Stock Price Volatility                 85% to 119%           85%



Changes in outstanding options and warrants for common stock are as follows:




                                                      2000                               1999
                                                      ----                               ----
                                                     Range of                          Range of
                                        2000       Exercise Price       1999          Exercise Price
                                        ----       --------------       ----          --------------
Outstanding at beginning of year     1,307,375    $7.20 to $25.00    $  570,000         $8.00
Options and warrants granted         3,467,962    $2.25 to $10.00     1,254,000     $7.20 to $25.00
Options and warrants exercised         (65,000)   $5.67 to $8.00       (516,625)        $8.00
Options and warrants expired           (10,000)       $5.67                  --         $  --
Outstanding at end of year           4,700,337    $2.25 to $10.00     1,307,375     $7.20 to $25.00
Exercisable at end of year           4,700,337                        1,307,375

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 14. STOCK-BASED COMPENSATION (Continued)

         Warrants (Continued)

             The following table summarizes information about outstanding options at December 31, 2000





                 Options Outstanding                               Options Exercisable
     -------------------------------------------       -----------------------------------------
                         Number        Weighted                       Number           Weighted
                       Outstanding     Average         Weighted      Exercisable       Average
     Range of              at         Remaining        Average           at            Remaining
     Exercise         December 31,   Contractual      Exercise       December 31,     Contractual
      Prices              2000           Life          Price           2000              Life
      ------             -----          -----          -----           ----              ----
  $2.25 to $25.00       4,700,337         2.5     $2.25 to $25.00     4,700,337          2.5


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

         Pending Litigation

             Class Action

             The Company has been named as a defendant in litigation which purports to be a class action filing. In this purported class action, the Plaintiff alleges in the Amended Complaint that the defendants participated in a conspiracy to inflate the price of the Company's common stock through market manipulation, making material misrepresentations and omissions, and other wrongful conduct for the purpose of allowing "insiders" to enrich themselves by selling their personal holdings at the inflated price. The Company denies not only any wrongdoing, but most of the material factual allegations as well and intends to vigorously defend this case. The recently filed Amended Complaint and preliminary investigations of facts appear to support the Company's position. However, no discovery has yet occurred nor has there been any information as to the position being taken by various co-defendants. The Company believes the allegations are baseless, and that it has no material exposure with respect to the matter, and intends to defend its position vigorously.

             Joint Venture

             In a separate matter, on January 26, 2000, the Company entered into a Joint Venture Agreement. The Joint Venture was organized for the purpose of entering into the business of developing and marketing an e-based value added distributor of communications equipment.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Pending Litigation (Continued)

             Joint Venture (Continued)

             Pursuant to the Joint Venture agreement, the Company was obligated to provide the following in exchange for a 76% ownership interest in the Joint Venture, AATK.com, LLC.

             o Provide $395,000 of cash to fund operating costs within the first sixty days.

             o Issue 135,000 shares of Company common stock to Vulcan Microsystems, Inc. ("Vulcan") upon successful alpha testing.

             o Guarantee any contracts or obligations for ongoing commitments in connection with technology or management, not to exceed $25,000 per month.

             o Issue to Vulcan 1,000,000 three-year warrants to purchase Company common stock at $25 per share upon acceptance of the alpha site.

             o Immediately following the Joint Venture agreement, the Company entered into a twelve-month technology consulting agreement with two principals of Vulcan, whereby they received warrants to purchase 200,000 shares of Company common stock. These warrants are exercisable for cash only, at an exercise price of $10 per share for the first 180 days and an exercise price of $15 for the remainder of the one-year life, up to January 26, 2001.

             Vulcan had the right to convert its 19% interest in the Joint Venture into Company common stock at any time through January 2005.

             Very soon after the joint venture agreement was reached, the relationship with Vulcan deteriorated. As a result, the joint venture was terminated and litigation resulted.

             On August 6, 2000, Vulcan filed an action against the Company. The allegations of the complaint concern alleged pre-contractual negotiations and alleged misrepresentations made on behalf of the Company. The complaint seeks damages for breach of contract, fraud, negligent misrepresentations, conversion, breach of fiduciary duty and unjust enrichment.

             The Company filed a counterclaim against Vulcan and its principals seeking damages for fraud, breach of fiduciary duty, conversion, and an accounting. The Company believes that Vulcan and its principals misappropriated a significant portion, if not the entire amount of the initial $200,000 the Company funded into the joint venture.

             To date, discovery requests have been exchanged, but no depositions have been taken and the case has not yet been scheduled for trial. The Company intends to vigorously defend the action and to prosecute the counterclaim. However, neither management, nor legal counsel can predict, with any degree of certainty, the outcome of the case.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Pending Litigation (Continued)

             Joint Venture (Continued)

                In connection with this joint venture, the Company guaranteed two equipment leases entered into by Vulcan. These leases, which are for a term of thirty six months, require monthly payments totaling approximately $8,500. The equipment, to the best of the Company's knowledge, is in the possession of Vulcan, which has been making the monthly lease payments.

         Major Customers

             The Company has two customers which purchased products that represented approximately 29% of sales for the year ended December 31, 2000.

                                             2000
                                             ----

             Customer A                     $906,812
             Customer B                     $601,330

             For the year ended December 31, 1999 the Company had two customers that represented 25% of sales.


         Major Vendors

             The Company purchases sheet metal and related products from a vendor that represented approximately 43% and 53% of purchases for 2000 and 1999, respectively.

         Employment Contracts

             The Company had entered into employment agreements with two members of management of Omega. These agreements were for a term of two years commencing in November 1998. The agreements provided, among other things, for total annual compensation of $250,000 plus profit participation equal to 10% of the net profits of Omega, as defined, in excess of $1,200,000 annually. Both contracts expired in November 2000 and have not been renewed.

         Former Consultant

             On March 17, 1999, a formal settlement agreement was reached relating to certain litigation with a former officer/stockholder of the Company in connection with a modified consulting agreement with the Company. Under this settlement, the consulting agreement dated August 28, 1997 was amended to provide, among other things, that the former officer/stockholder was not required to provide any consulting services and the Company was not required to compensate the former officer/stockholder. The consulting agreement, as amended, provided for, among other things, a term of five years, and additional compensation in the form of an option to purchase 40,000 shares of common stock on the last day of each year of the consulting term, exercisable for three years from date of issue, at an exercise price of 125% of the closing price of the common stock on the date of issue. In addition, under the terms of the settlement agreement, the former officer/stockholder was granted a warrant to purchase 15,000 shares of common stock at an exercise price of $28.875 per share, exercisable on or before March 11, 2004.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Contracts With Distributors

             During 1997, the Company entered into Distributor Agreements with seven distributors. The agreements set forth terms whereby the distributors may purchase products from the Company for resale to their customers within the U.S. and Canada and Mexico when the Company releases its products for sale in those countries. During 1999, the Company entered into additional Distributor Agreements with five distributors. During 2000, an additional six Distributor Agreements were added for a total of eighteen as of December 31, 2000. The prices for the products covered by the agreements are based upon the intention of the distributors to purchase a minimum number of units as specified in the agreements. Revenue is recorded at such time as the units are shipped to the distributors. The agreements are for a term of one year and are automatically renewed each year thereafter unless terminated by either party, and contain, among other things, a warranty effective for one year after the date of sale.

         Co-Marketing Alliance Agreement

             On August 3, 1999, the Company entered into a Co-Marketing Alliance Agreement with a leading manufacturer of modular office furniture systems ("Manufacturer"). The companies jointly promote the use of products in Herman Miller Ethospace products.

             The agreement is for a term of two years, commencing June 1, 1999, and is to be automatically renewed unless terminated by either party. In conjunction with this agreement, the Company agreed to pay the manufacturer an alliance fee equal to 5% of qualifying net sales, as defined.

             If, during the period of this agreement, the Company proposes to enter into any agreement or transaction which will result in a change in control of the Company, as defined, the Company shall give the Manufacturer the right to enter into such transaction on the same terms, but for a consideration equal to or higher than the proposed transaction.

         Lease Commitments

             The Company subleases certain office/warehouse space in Lake Mary, Florida. The lease provides for monthly rent of approximately $10,200 and expires May 30, 2003.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Lease Commitments (Continued)

             Future minimum operating lease commitments are approximately as follows:

              Year ending December 31:

                 2001                                             $131,000
                 2002                                              137,000
                 2003                                               58,000
                                                                  --------
                                                                  $326,000

             Rent charged to operations amounted to approximately $111,000 in 2000 and $121,000 in 1999.

         Consulting Agreement

             On May 26, 2000, the Company entered into a consulting agreement which was amended on February 1, 2001. The agreement, as amended, provides for the consultant to render investment banking advice to the Company through February 1, 2002. The consultant is to receive
             (i) $5,000 per month, (ii) 300,000 warrants to purchase Company common stock at exercise prices as follows:

                           100,000 at $4.75 per share
                           100,000 at $6.00 per share
                           100,000 at $10.00 per share

             and (iii) 400,000 warrants to purchase Company stock for $2.25 per share.


NOTE 16. NET LOSS PER COMMON SHARE

         The Company computes earnings (loss) per common share in accordance with the provisions of Statement of Financial Accounting Standards
         (SFAS) No. 128, "Earnings per Share" which requires the presentation of both basic and diluted earnings (loss) per share.

         Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during the periods. The number of shares used in the computation were 4,540,847 and 3,638,983 for the years ended December 31, 2000 and 1999, respectively. The 1999 net loss per share has been restated to reflect a correction of the preferred stock dividend. Diluted net loss per common share, assuming exercising of the options and warrants granted and convertible preferred stock, is not presented as the effect of conversion is anti-dilutive.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 16. NET LOSS PER COMMON SHARE (Continued)

                                                                 2000            1999
                                                                 ----            ----
                                                                              (Restated)
         Net Loss                                           $(2,033,793)     $(1,677,583)
         Cumulative Preferred Stock Dividend                    (14,631)        (209,153)
         Beneficial Conversion Preferred Stock Dividend            --           (468,750)
                                                            -----------      -----------
         Net Loss Allocated to Common Stockholders          $(2,048,424)     $(2,355,486)
                                                            ===========      ===========


NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These instruments include cash and cash equivalents, accounts receivable, notes receivable, line of credit and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

NOTE 18. SEGMENT INFORMATION

         The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1998 which changes the way the Company reports information about its operating segments.

         The Company has two reportable segments, zone cabling products and formed metal products. As discussed in Note 1, the Company markets zone cabling products which are manufactured by Omega, a wholly-owned subsidiary. Omega manufactures formed metal products of varying designs for customers, including the Company.

                                                            2000                                     1999
                                           ----------------------------------------  --------------------------------------
                                               Zone        Formed                       Zone       Formed
                                             Cabling        Metal                      Cabling      Metal
                                             Products     Products       Total         Products    Products      Total
                                             --------     --------       -----         --------    --------      -----

         Revenue from external customers    $1,855,889   $3,415,564    $5,271,453     $1,364,842   $3,882,841  $5,247,683
         Intersegment revenue                   79,808      580,278       660,086              -      580,787     580,787
         Investment revenue                     72,945            -        72,945        250,822            -     250,822
         Interest expense                        1,963            -         1,963         18,594            -      18,594
         Depreciation and amortization         259,196      163,965       423,161         95,324      203,840     299,164
         Income tax expense (credit)                 -            -             -              -            -           -
         Segment profit (loss)              (2,655,803)     622,010    (2,033,793)    (2,304,854)     558,271  (1,746,583)
         Segment assets                     $3,252,035   $2,681,327    $5,933,362     $4,148,925   $2,649,687  $6,798,612

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 19. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                2000             1999
                                                                ----             ----
Cash paid during the year for:

   Interest                                                $        1,963     $   19,260
                                                           ==============     ==========

Non-Cash Investing and Financing Activities:
   Equipment acquired through capital lease                $      244,379     $     --
                                                           ==============     ==========
   Note receivable for loan of 197,600 shares
      treasury stock, at cost                              $    1,205,599     $     --
                                                           ==============     ==========
   Purchase of Genco assets                                $                  $  443,256
                                                           ==============     ==========
                                                                              ----------
   Conversion of 10,600 and 39,400 shares of preferred
      stock to common (see Note 12)                        $    1,060,000     $3,940,000
                                                           ==============     ==========
   Exercise of 270,000 warrants in exchange for notes
      receivable (see Note 5)                              $         --       $2,160,000
                                                           ==============     ==========

   Cashless exercise of 60,000 warrants                    $           17     $     --
                                                           ==============     ==========
   Common stock in exchange for domain name                $       10,000     $     --
                                                           ==============     ==========


NOTE 20. SUBSEQUENT EVENTS

         Management and Option to Purchase Agreement

             On March 27, 2001, the Company entered into a Management and Option to Purchase Agreement ("Agreement") relating to its wholly-owned subsidiary Zonecabling.com, Inc. with a stockholder and former director/officer of the Company ("Executive"), to manage the Business-to-Business e-commerce site with an option to purchase the subsidiary.

             For services provided under the Agreement, the Executive shall receive 213,333 options to purchase the common stock of the Company at an exercise price of $2.25. These warrants, issued upon execution of the Agreement, shall expire on December 31, 2002. In addition, the Company agrees to pay to the Executive 25% of the net profits of Zonecabling.com, Inc. for years 2000 and 2001, the term of the Agreement, or until the Executive exercises his option to purchase Zonecabling.com, Inc.

             In accordance with the Agreement, at any time up to, including, or before December 31, 2002, the Executive shall have the right to purchase all the outstanding common stock of Zonecabling.com, Inc. from the Company for the sum of $500,000, at which time all rights and duties of the Corporation pursuant to Zonecabling.com shall be assigned and delegated to the Executive as his own. In any event, when the common stock price of the Company reaches $6.75 per share, a mandatory conversion of the Executive's warrants into common stock shall occur and he will be required to purchase Zonecabling.com for $500,000 (see Note 3). If mandatory conversion occurs prior to May 12, 2001, the $500,000 purchase price and $200,000 owed the Company immediately will be placed in escrow with a closing date to be set on or after May 12, 2001.

             The term of the Executive's employment shall continue through the earlier of the Executive exercising his option to purchase Zonecabling.com, Inc., or December 31, 2002. The employment of the Executive may be terminated at any time by mutual agreement of both parties with 30 days notice or by action of the Board of Directors in the event of defaults, as defined.

         Consulting Agreement

             On March 15, 2001, the Company entered into an agreement to retain the services of a consultant for a period of six months to provide the Company with general investment banking advice. In exchange for its services, the consultant received a fee of $10,000 and 200,000 warrants to purchase the common stock of the Company. The exercise price of the warrants is at 20% above the average closing price of the Company's common stock on the sixty trading days preceding the execution of the agreement, as reported by the Nasdaq Stock Exchange ($1.65 per share). The warrants, which shall be issued within thirty days of the execution of the agreement, shall expire five years after their date of issue.

NOTE 21. SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

                                                                   2000                  1999
                                                                   ----                  ----

           Unadjusted net loss                                  $1,154,152              $281,000
                                                                ----------           -----------

           Record stock-based compensation                         221,365              616,000

           Allowance for uncollectible promissory note             361,562                   --

           Write off goodwill                                      254,803                   --

           Other adjustments                                        41,911              141,000

           Expense abandoned project development costs                  --              352,000

           Reclassify interest on stock subscription to equity          --              120,000

           Deferred tax benefit                                         --              (69,000)

           Reverse demo units/samples included in sales                 --               52,000

           Allowance for bad debts                                      --               61,000

           Amortization of goodwill                                     --               51,000

           Correct cost of sales                                        --               73,000
                                                                ----------           ----------
           Total 4th quarter adjustments                           879,641            1,397,000
                                                                ----------           ----------
           Adjusted net loss                                    $2,033,793           $1,678,000
                                                                ==========           ==========